BMO Funds, Inc.

111 East Kilbourn Avenue

Milwaukee, WI 53202

Direct Ph.: (414) 765-8241

March 28, 2014

VIA EDGAR

Ms. Laura Hatch

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20543

Re:	BMO Funds, Inc. (the “Registrant”)
File Nos. 33-48907 and 811-58433

Dear Ms. Hatch:

This letter responds to the oral comment you relayed during our telephone conference on February 26, 2014 regarding the Registrant’s annual shareholders report on Form N-CSR filed on November 4, 2013 (the “Annual Report”) and Post-Effective Amendment Number 92 to the Registrant’s Form N-1A Registration Statement filed on December 27, 2013 (the “Post-Effective Amendment”).

The Registrant understands that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings, (2) the staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and (3) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comment and our response are set forth below. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Annual Report or Post-Effective Amendment.

1.	Comment: Note 2 of the Notes to Financial Statements in the Annual Report states that, during the year ended August 31, 2013, certain Funds had futures contracts outstanding and entered into foreign exchange contracts. Specifically, Note 2 states that the BMO Ultra-Short Tax-Free Fund, BMO Intermediate Tax-Free Fund and BMO Government Income Fund had outstanding futures contracts and that the BMO Pyrford International Stock Fund, BMO Pyrford Global Strategic Return Fund and BMO Monegy High Yield Bond Fund entered into foreign exchange contracts. Please review the disclosure in the Post-Effective Amendment under “Principal Investment Strategies” for each of these Funds and consider whether language regarding investments in derivatives should be added.

Ms. Laura Hatch

March 28, 2014

Response: The Registrant has reviewed the disclosure in the Post-Effective Amendment under “Principal Investment Strategies” for each of the above-listed Funds and has considered your comment. The Registrant evaluated the anticipated importance of investments in derivatives in achieving the Funds’ investment objectives, and how such investments affects the Funds’ potential risks and returns.

The Registrant continues to believe that investments in derivatives are not part of the principal investment strategies for the above listed Funds. As indicated in the Annual Report, the Funds do not meaningfully invest in derivatives. Accordingly, the Registrant does not intend to add disclosure regarding investments in derivatives to these Funds’ principal investment strategies in the Post-Effective Amendment.

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If you have any questions regarding this response, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Michele L. Racadio

Michele L. Racadio
Secretary

cc: Working Group